SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 63)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                    Venable, Baetjer, Howard & Civilleti, LLP
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                December 30, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

CUSIP No.  669 752107                                         Page 2 of 18 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      13,430,427 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            13,430,427 shares

                                    10.     Shared Dispositive Power
                                            0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 18 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      1,000,000 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        13,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            1,000,000 shares

                                    10.     Shared Dispositive Power
                                            13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 18 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                    10.     Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares
                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 63 amends and restates in its entirety, Amendment No. 62, which was inadvertently filed without the appropriate signatures. As such this Amendment No. 63 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware
corporation   ("Concept"),   Crown   Communications   Corporation,   a  Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.


Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On December 30, 1999 the Issuer and Communications executed a new promissory note in the principal amount of $63,997,292.01 (the "Communications 1999 Wrap Note") substituting and replacing: (i) the promissory note dated March 22, 1999 in the principal amount of $3,500,000, (ii) the promissory note dated March 27, 1999 in the principal amount of $50,571,503.02, (iii) the promissory note dated June 9, 1999 in the principal amount of 2,000,000, (iv) the promissory note dated August 23, 1999 in the principal amount of $1,000,000, (v) the promissory note dated September 10, 1999 in the principal amount of $1,000,000, (vi) the promissory note dated October 12, 1999 in the principal amount of $1,000,000, (vii) the promissory note dated November 11, 1999 in the principal amount of $1,000,000 and (viii) the promissory note dated December 20, 1999 in the principal amount of $1,000,000 (collectively, the "Old Communications Notes").

         The principal amount of the Communications 1999 Wrap Note equals the total unpaid principal on the Old Communications Notes and all accrued and unpaid interest thereon. Pursuant to its terms, interest shall accrue on the unpaid principal balance of the Communications 1999 Wrap Note (as well as on all accrued and unpaid interest) from and after the date of the Communications 1999 Wrap Note at a per annum rate equal to the Prime Rate as published in The Wall Street Journal on December 30, 1999, compounded monthly, and interest of at least Fifty Five Thousand Dollars ($55,000) per month shall be paid monthly on the last day of each month commencing January 31, 2000, until December 31, 2000. The principal balance, together with all remaining unpaid interest accrued thereon, shall be due and payable on January 1, 2001. The Communications 1999 Wrap Note is secured under the terms of the Security Agreement between the Issuer as "Debtor" and Communications as the "Secured Party" dated as of March 21, 1997 (the "Communications Security Agreement").

         The foregoing description of the Communications 1999 Wrap Note is qualified in its entirety by the text of the Communications 1999 Wrap Note which is attached hereto as Exhibit 63.1 and is incorporated herein by reference.

         On December 30, 1999 the Issuer and Concept  executed a new  promissory note in the principal amount of $21,783,608.08 (the "Concept 1999 Wrap Note") substituting and replacing: the promissory note dated March 27, 1999 in the principal amount of $20,598,035.71 (the "Old Concept Note"). The principal amount of the Concept 1999 Wrap Note equals the total unpaid principal on the Old Concept Note and all accrued and unpaid interest thereon. Pursuant to its terms, interest shall accrue on the unpaid principal balance of the Concept 1999 Wrap Note (as well as on all accrued and unpaid interest) from and after the date of the Concept 1999 Wrap Note at a per annum rate equal to the Prime Rate as published in The Wall Street Journal on December 30, 1999, compounded monthly, and interest of at least Five Thousand Dollars ($5,000) per month shall be paid monthly on the last day of each month commencing January 31, 2000, until December 31, 2000. The principal balance, together with all remaining unpaid interest accrued thereon, shall be due and payable on January 1, 2001. The Concept 1999 Wrap Note is secured under the terms of the Security Agreement between the Issuer as the "Debtor" and Concept as the "Secured Party" dated as of January 4, 1996 (the "Concept Security Agreement").

         The foregoing description of the Concept 1999 Wrap Note is qualified in its entirety by the text of the Concept 1999 Wrap Note which is attached hereto as Exhibit 63.2 and is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 63.


Item 7.  Items to be Filed as Exhibits

Exhibit         Description

63.1 Promissory Note dated December 30, 1999 made by The Nostalgia Network, Inc. to Crown Communications Corporation in the principal amount of $63,997,292.01.

63.2 Promissory Note dated December 30, 1999 made by The Nostalgia Network, Inc. to Concept Communications, Inc. in the principal amount of $21,783,608.08.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  January 20, 1999


                                                CONCEPT COMMUNICATIONS, INC.


                                                /s/ Nicholas Chiaia
                                                --------------------------------
                                                 By: Nicholas Chiaia, Secretary


                                                CROWN COMMUNICATIONS CORPORATION


                                               /s/ Nicholas Chiaia
                                               ---------------------------------
                                                  By: Nicholas Chiaia, Secretary


                                                CROWN CAPITAL CORPORATION


                                               /s/ Nicholas Chiaia
                                               ---------------------------------
                                               By: Nicholas Chiaia, Secretary

                                  EXHIBIT INDEX
                                  -------------
Exhibit        Description                                                  Page

63.1              Promissory  Note dated December 30, 1999 made by The         9
                  Nostalgia  Network,  Inc. to Crown    Communications
                  Corporation    in   the    principal    amount    of
                  $63,997,292.01.

63.2              Promissory  Note dated December 30, 1999 made by The        14
                  Nostalgia Network,  Inc. to Concept  Communications,
                  Inc. in the principal amount of $21,783,608.08.

                                                                    EXHIBIT 63.1

                                 PROMISSORY NOTE

$63,997,292.01                                                 Washington, D.C.
Maturity Date:  January 1, 2001                                December 30, 1999

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of sixty three million nine hundred ninety seven thousand two hundred ninety two and 01/100 dollars ($63,997,292.01), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Substitution and Replacement. This Note is given by Maker in substitution and replacement of those certain promissory notes dated and in the loan amounts stated in the table below:

                                Dated Loan amount
                  ---------------------------------------------
                              03/22/99 3,500,000.00
                             03/27/99 50,571,503.02
                              06/09/99 2,000,000.00
                              08/23/99 1,000,000.00
                              09/10/99 1,000,000.00
                              10/12/99 1,000,000.00
                              11/11/99 1,000,000.00
                              12/20/99 1,000,000.00

(hereinafter collectively referred to as the "Old Notes"), respectively. Upon execution of this Note to Holder, the Old Notes shall be deemed to be cancelled and of no further force and effect.

         2. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on December 30, 1999, compounded monthly, and interest of at least Fifty Five Thousand Dollars ($55,000) per month shall be paid monthly on the last day of each month commencing January 31, 2000, until December 31, 2000. The principal balance, together with all remaining unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

         3. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 9 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         4. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         5. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         6. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

                  (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

                  (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

                  (c) The  occurrence  of an event of default under that certain promissory  note  dated  as of the  date  hereof  by Maker  payable  to  Concept
Communications, Incorporated, a Delaware corporation ("Concept") in the principal amount of $21,783,608.08;

                  (d) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept, dated as of January 4, 1996;

                  (e) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

                  (f) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         7. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegals' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         8. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefore shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         9. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable attorneys' and paralegals' fees) and expenses in connection with such referral.

         10. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of laws provisions.

         11. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         12. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         13.      Notices.

                  (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefore, or sent by Federal Express or similar courier, with receipt therefore, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel

         with a copy to:            Tucker, Flyer & Lewis
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn: Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

                  (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 13(a).

         14. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         15. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         16. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         17. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         18. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

     IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 30th day of December, 1999.

                                                    MAKER:
                                                    ------

ATTEST:                                             THE NOSTALGIA NETWORK, INC.,
                                                    a Delaware corporation



/s/ Willard R. Nichols                  By:  /s/ Willard R. Nichols
-----------------------------             --------------------------------------
Secretary                               Name: Willard R. Nichols, Esquire
                                        ----------------------------------------
                                        Title:   Vice President, General Counsel
                                               ---------------------------------
                                                  & Secretary
                                               ---------------------------------

[CORPORATE SEAL]

                                                                    EXHIBIT 63.2

                                 PROMISSORY NOTE

$21,783,608.08                                                  Washington, D.C.
Maturity Date:  January 1, 2001                                December 30, 1999

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CONCEPT COMMUNICATIONS INCORPORATED, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of twenty one million seven hundred eighty three thousand six hundred eight and 08/100 dollars
($21,783,608.08), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Substitution and Replacement. This Note is given by Maker in substitution and replacement of those certain promissory notes dated and in the loan amounts dated March 27, 1999 in the principal amount of $20,598,035.71 (hereinafter referred to as the "Old Note"). Upon execution of this Note to Holder, the Old Note shall be deemed to be cancelled and of no further force and effect.

         2. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on December 30, 1999, compounded monthly, and interest of at least Five Thousand Dollars ($5,000) per month shall be paid monthly on the last day of each month commencing January 31, 2000, until December 31, 2000. The principal balance, together with all remaining unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

         3. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 9 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         4. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         5. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         6. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

                  (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

                  (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of January 4, 1996, as amended (the "Security Agreement");

                  (c) The occurrence of an event of default under that certain promissory note dated as of the date hereof by Maker payable to Crown Communications Corporation, a Delaware corporation ("Crown") in the principal amount of $63,997,292.01

                  (d) The occurrence of an event of default under that certain Security Agreement by and between Maker and Crown, dated as of March 21, 1997;

                  (e) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

                  (f) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         7. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegals' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         8. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefore shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         9. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable attorneys' and paralegals' fees) and expenses in connection with such referral.

         10. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of laws provisions.

         11. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         12. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         13.      Notices.

                  (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefore, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Concept Communications, Incorporated
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel

         with a copy to:            Tucker, Flyer & Lewis
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn: Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

                  (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 13(a).

         14. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         15. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         16. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         17. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         18. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

         IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 30th day of December, 1999.

                                                    MAKER:
                                                    ------

ATTEST:                                             THE NOSTALGIA NETWORK, INC.,
                                                    a Delaware corporation



/s/ Willard R. Nichols                  By:  /s/ Willard R. Nichols
-----------------------------             --------------------------------------
Secretary                               Name: Willard R. Nichols, Esquire
                                        ----------------------------------------
                                        Title:   Vice President, General Counsel
                                               ---------------------------------
                                                  & Secretary
                                               ---------------------------------

[CORPORATE SEAL]